UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K/A

(MARK ONE)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of Plan) (Zip Code)

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
(Name of Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of Issuer's Principal Executive Office) (Zip Code)

EXPLANATORY NOTE

This amendment to Form 11-K on Form 11-K/A has been prepared solely to file the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as permitted by the Instructions to Form 11-K. No part of the Plan's Form 11-K for the fiscal year ended December 31, 2003 is affected by this amendment.

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA:

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K/A

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003*:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10

SIGNATURES	11

INDEX TO EXHIBIT	12

* Schedules required under ERISA, other than the supplemental schedule listed above, are omitted because of the absence of the conditions under which such schedules are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Sun Life Assurance Company of Canada (U.S.)
United States Employees' Sun Advantage Savings
and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2003 and 2002, and the changes in financial position for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Boston, Massachusetts

June 28, 2004

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value:
Mutual Funds	$ 96,967,142	$ 68,466,043
Vanguard Retirement Savings Trust	39,244,817	37,229,655
Sun Life Financial Stock Fund	2,532,600	1,265,707
Participant Loans	2,720,549	2,843,747
Cash	1,748,362	1,507,009

Total investments	143,213,470	111,312,161

Contributions receivable	58,918	52,927

NET ASSETS AVAILABLE FOR BENEFITS	$ 143,272,388	$ 111,365,088

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Investment activity:
Net appreciation (depreciation)	$ 17,274,377	$ (17,262,344)
Interest	1,790,703	1,853,128
Dividends	1,381,425	1,286,812

Total investment activity	20,446,505	(14,122,404)

Contributions:
Employer	4,492,859	4,044,135
Participants	12,639,723	11,967,830
Employee rollovers	863,040	1,216,885

Total contributions	17,995,622	17,228,850

Total additions	38,442,127	3,106,446

DEDUCTIONS:
Benefits paid to participants	6,534,827	6,062,376
Distribution to insurance carrier for provision of benefits	0	51,788

Total deductions	6,534,827	6,114,164

NET INCREASE (DECREASE)	31,907,300	(3,007,718)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	111,365,088	114,372,806

End of year	$ 143,272,388	$ 111,365,088

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
1.	DESCRIPTION OF THE PLAN

The following brief description of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan was originally established on April 1, 1986 by Sun Life Assurance Company of Canada (the "Corporation") for the benefit of its employees and the employees of its subsidiaries that elected to become participating employers under the Plan. The purpose of the Plan is to permit eligible employees of the Corporation and participating employers to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement. Any employee, 21 years or older, shall be eligible to become a participant in the Plan as soon as administratively feasible after his first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, the Corporation transferred sponsorship of the United States Employees' Sun Advantage Savings and Investment Plan to its wholly owned subsidiary Sun Life Assurance Company of Canada (U.S.) (the "Company" or "Plan Sponsor").

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a salary reduction agreement. The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of his or her compensation for 2003 and 2002. During 2002, the Plan adopted Age 50 Catch Up Contributions as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001. All contributions made pursuant to the salary reduction agreement on behalf of the participant are deposited in the pooled participant accounts. Participant and Company contributions are invested, as directed by each participant, in one or more of the investment options offered by the Plan. Participant selections of one or more of the investment options must be in multiples of 1%.

The Company will make a matching contribution for each participant at the rate of $.50 for each $1.00 contributed by the participant to a pooled matching account, provided, however, that no matching contribution will be made for participant contributions in excess of 6% of compensation.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Plan earnings, and charged with an allocation of plan losses and investment related expenses.

	Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment allocations. The Plan currently offers twelve mutual funds, Sun Life Financial Stock Fund, and a Stable Value Fund as investment options for participants.

Vesting - A participant is fully vested in the value of his or her share of the pooled participant accounts at all times. A participant becomes fully vested in the value of his or her share of the pooled matching accounts in accordance with the following schedule:

	Years of Service	Vested Percentage
	Greater than 1,000 hours	20%
	2 years	40
	3 years	60
	4 years	80
	5 years	100
	A participant is fully vested in his or her share of the pooled matching accounts upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Participant Loans - A participant may borrow up to 50% of his or her vested account balance with a maximum loan balance of $50,000. Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to 15 years for mortgage loans. Loan repayments are credited against investments, as allocated in the participant's account. The participant is charged $50 for a loan application. Interest rates range from 4% to 11%. Maturity dates range to July 3, 2018.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65. If the participant's service with the Company terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment. Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will only be made in a lump sum.

Forfeitures - In the event that a participant terminates service prior to completing five years with the Company, the nonvested portion or his or her share of the pooled matching accounts will be forfeited. At December 31, 2003 and 2002, forfeited nonvested accounts totaled $211,263 and $115,679, respectively. These accounts will be used to reduce the future company matching contributions. During the year ended December 31, 2003, employer contributions were reduced by $66,025.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
	Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trusts, and stocks. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are stated at cost plus accrued interest, which approximates fair value.

	Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
	Payment of Benefits - Benefit payments to participants are recorded upon distribution.
	Administrative Expenses - Administrative expenses of the Plan are paid by the Plan sponsor.
	Excess Contributions Payable - The Plan is required to return contributions received during the plan year in excess of the IRC limits.
	PLAN ADMINISTRATOR AND TRUSTEE

The U.S. Benefit Plans Committee (the "Committee") is the named Plan Administrator and Trustee of the Plan. At December 31, 2003, the Committee consisted of six members: Janet V. Whitehouse, Claude Accum, Robert J. De Clercq, John T. Donnelly, Teresa A. Vellante Ham and Michael E. Shunney.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 29, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	PLAN TERMINATION

Although it is the intention of the Company to continue the Plan indefinitely, it is not under any obligation or liability to do so and may discontinue or terminate the Plan at its discretion. In the event of discontinuance of the Plan, all amounts that have been allocated to participants in both the pooled participant accounts and the pooled matching accounts will be distributed to them in accordance with the Plan Document.

6.	INVESTMENTS
The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:
	2003	2002
Mutual funds, at fair value:
MFS Growth Opportunity Fund	$14,475,719	$ 10,693,995
Massachusetts Investors Trust	12,805,686	9,994,622
MFS Government Securities Fund	N/A	5,879,594
MFS Total Return Fund	13,541,570	10,569,955
Fidelity Blue Chip Growth Fund	19,230,652	13,634,069
JP Morgan Capital Growth Fund	10,478,165	6,776,921
Collective trusts, at fair value -
Vanguard Retirement Savings Trust	39,244,817	37,229,655

During 2003 and 2002, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $17,274,377 in 2003 and depreciated in value by $17,262,344 in 2002, respectively.

RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by the Corporation and its affiliates. The Plan's investments include common stock of Sun Life Financial Inc., an affiliate of the Plan sponsor. These transactions qualify as permitted party-in-interest transactions.

* * * * * *
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Current
	Borrower, Lessor	Including Collateral, Rate	Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
	Vanguard	Retirement Savings Trust	$ 39,244,817

		Mutual funds:
*	Massachusetts Financial Services	MFS Growth Opportunity Fund -
		1,802,704.684 shares	14,475,719
		MFS High Income Fund -
		1,256,151.782 shares	4,974,361
		MFS Government Securities Fund -
		553,677.240 shares	5,392,816
		MFS Total Return Fund -
		896,792.652 shares	13,541,570
		Massachusetts Investors Trust -
		819,826.275 shares	12,805,686

	Fidelity Investments	Fidelity Blue Chip Growth Fund -
		485,254.902 shares	19,230,652
		Fidelity Low-Priced Stock Fund -
		95,566.742 shares	3,342,925

	Vanguard	Vanguard S & P 500 Index Fund -
		47,871.550 shares	4,915,451
		Vanguard Total Market Bond Index Fund -
		92,250.182 shares	951,099

	JP Morgan Fleming	JP Morgan Capital Growth Fund -
		279,641.433 shares	10,478,165
	T. Rowe Price	International Stock Fund -
		513,226.022 shares	5,896,967
		Equity Income Fund -
		39,806.758 shares	961,731
		Total mutual funds	96,967,142

*	Sun Life Financial	Sun Life Financial Inc. - Common Stock
		101,223.00 shares	2,532,600

*	Plan participants	Loans to participants, secured by underlying
		participant account balances, interest rates
		From 4.00% to 11.00%, maturity
		Dates through 2018	2,720,549

		Cash	1,748,362

		Contribution Receivable	58,918

		TOTAL INVESTMENTS	$ 143,272,388
* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Janet V. Whitehouse
Janet V. Whitehouse Chairperson, U.S. Benefit Plans Committee

By: /s/ Robert J. De Clercq
Robert J. De Clercq Member, U.S. Benefit Plans Committee

By: /s/ Claude Accum
Claude Accum Member, U.S. Benefit Plans Committee

By: /s/ Michael E. Shunney
Michael E. Shunney Member, U.S. Benefit Plans Committee

By: /s/ John T. Donnelly
John T. Donnelly Member, U.S. Benefit Plans Committee

By: /s/ Teresa A. Vellante Ham
Teresa A. Vellante Ham Member, U.S. Benefit Plans Committee

Dated: June 28, 2004

INDEX TO EXHIBIT

Exhibit
Number	Description

23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM